Exhibit 99.1
Shinhan Financial Group 2013 3Q Operating Results

On October 29, 2013, Shinhan Financial Group released its 2013 3Q operating results. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2013	2Q 2013	QoQ Change (%)	3Q 2012	YoY Change (%)
Revenue*	Specified Quarter	5,215,211	8,821,888	-40.88	8,084,725	-35.49

	Cumulative	21,688,832	16,473,621	—	22,642,009	-4.21

Operating Income	Specified Quarter	759,412	743,355	2.16	714,815	6.24

	Cumulative	2,170,157	1,410,745	—	2,649,063	-18.08

Income before Income Taxes	Specified Quarter	759,852	779,549	-2.53	744,998	1.99

	Cumulative	2,220,661	1,460,809	—	2,762,142	-19.60

Net Income	Specified Quarter	564,860	592,268	-4.63	594,637	-5.01

	Cumulative	1,679,696	1,114,836	—	2,138,731	-21.46

Net Income Attributable to Controlling Interest	Specified Quarter	523,219	555,328	-5.78	552,073	-5.23

	Cumulative	1,559,490	1,036,271	—	2,011,023	-22.45

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2013	2Q 2013	QoQ Change (%)	3Q 2012	YoY Change (%)
Revenue*	Specified Quarter	2,506,020	4,618,735	-45.74	4,696,122	-46.64

	Cumulative	11,672,151	9,166,131	—	13,539,514	-13.79

Operating Income	Specified Quarter	542,443	438,474	23.71	463,268	17.09

	Cumulative	1,395,015	852,572	—	1,752,886	-20.42

Net Income from Continuing Operation before Income Taxes	Specified Quarter	533,885	454,307	17.52	468,781	13.89

	Cumulative	1,412,461	878,576	—	1,810,205	-21.97

Net Income	Specified Quarter	390,859	361,016	8.27	392,368	-0.38

	Cumulative	1,089,870	699,011	—	1,443,282	-24.49

Net Income Attributable to Controlling Interest	Specified Quarter	390,801	360,972	8.26	392,315	-0.39

	Cumulative	1,089,723	698,922	—	1,443,137	-24.49

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2013	2Q 2013	QoQ Change (%)	3Q 2012	YoY Change (%)
Revenue*	Specified Quarter	1,030,826	1,253,113	-17.74	1,143,819	-9.88

	Cumulative	3,469,102	2,438,276	—	3,408,201	1.79

Operating Income	Specified Quarter	203,531	281,308	-27.65	197,713	2.94

	Cumulative	690,159	486,628	—	748,935	-7.85

Income before Income Taxes	Specified Quarter	202,983	281,103	-27.79	195,806	3.67

	Cumulative	689,025	486,042	—	753,272	-8.53

Net Income	Specified Quarter	160,363	213,775	-24.99	153,722	4.32

	Cumulative	534,755	374,392	—	585,062	-8.60

Net Income Attributable to Controlling Interest	Specified Quarter	160,363	213,775	-24.99	153,722	4.32

	Cumulative	534,755	374,392	—	585,062	-8.60

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues